UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.
 a wholly owned subsidiary of
 GINGKO CORPORATION
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,

SYMPHONY TECHNOLOGY II GP, LLC
 and
 TENNENBAUM & CO., LLC
 (Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$116,428,443	$9,419.07

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 30,162,809 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $3.86 (the market value of the shares of the subject company calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, by reference to the average of the high and low Nasdaq National Market prices reported for shares of the subject company on July 10, 2003.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

|X|	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.51

Form or Registration No.: 5-35926

Filing Party:	Gingko Acquisition Corp.

Gingko Corporation

Symphony Technology II-A, L.P.

Symphony Technology II GP, L.P.

Tennenbaum & Co., LLC

Date Filed:	August 1, 2003

Amount Previously Paid: $9,374.56

Form or Registration No.: 5-35926

Filing Party:	Gingko Acquisition Corp.

Gingko Corporation

Symphony Technology II-A, L.P.

Tennenbaum & Co., LLC

Date Filed:	July 14, 2003

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.

|_|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on July 14, 2003 (the “Original Schedule TO”), as amended by Amendment No. 1 (“Amendment No. 1 to the Schedule TO”) to the Original Schedule TO filed with the Securities and Exchange Commission on August 1, 2003 (the Original Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule TO, the “Schedule TO”), by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, without interest thereon, plus one contingent value right (“CVR”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2003 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined in this document, shall have the meaning set forth in the Schedule TO.

Items 1 through 9, and Item 11.

(1) The first full sentence on the cover of the Offer to Purchase is deleted and replaced with the following:

“THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 29, 2003, UNLESS THE OFFER IS EXTENDED.”

(2) The first sentence of the paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “How long do I have to decide whether to tender in the offer?” is deleted and replaced with the following:

“You have until at least 12:00 Midnight, New York City time, on August 29, 2003, to decide whether to tender your shares in the offer.”

(3) The second sentence in the first paragraph appearing in the Offer to Purchase under “The Offer—Section 1—Terms of the Offer” is deleted and replaced with the following:

““Expiration Date” means 12:00 Midnight, New York City time, on August 29, 2003, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

On August 4, 2003, Purchaser announced that it was extending the Expiration Date of the Offer to 12:00 midnight, New York City time, on August 29, 2003, unless the Offer is extended to a later date. The Offer was initially set to expire at 12:00 midnight, New York City time on August 8, 2003. As required by the Merger Agreement, the Purchaser has obtained the Company’s consent to the extension of the Expiration Date. According to LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, as of August 1, 2003, holders of approximately 856,702 Shares have tendered their Shares pursuant to the Offer. The press release issued by Purchaser announcing the extension of the Expiration Date is attached hereto as Exhibit (a)(1)(I).

Item 12.	Exhibits.

(a)(1)(A)**	Offer to Purchase, dated July 14, 2003.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Text of press release issued by Information Resources, Inc., Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC on June 29, 2003.

(a)(1)(H)**	Summary advertisement published July 14, 2003.

(a)(1)(I)	Text of press release issued by Gingko Acquisition Corp. on August 4, 2003.

(b)(1)**	Commitment letter dated as of June 29, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)**	Commitment letter dated as of June 29, 2003 among Symphony Technology II-A,
L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)**	Agreement and Plan of Merger dated as of June 29, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)**	Form of Contingent Value Rights Agreement by and among Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)**	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(g)	Not applicable.

(h)	Not applicable.
4

*	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated June 30, 2003.
**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO, dated July 14, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm

Name: William Chisholm
Title: Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm

Name: William Chisholm
Title: Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC
its General Partner

By:	/s/ William Chisholm

Name: William Chisholm
Title: Managing Member

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz

Name: Howard M. Levkowitz
Title: Principal

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm

Name: William Chisholm
Title: Managing Member